 EXHIBIT 23.1 CONSENT

March 19, 2001
To Whom It May Concern:

The firm of Braverman & Company, P.C., Certified Public Accountant consents to the inclusion of their report of March 19, 2001, on the Financial Statements of Supreme Hospitality, as of March 19, 2001, in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission.

Very truly yours,

Braverman & Company, P.C.
Braverman & Company, P.C.
Prescott, Arizona
MARCH 19, 2001